Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Convening Notice

EXTRAORDINARY GENERAL MEETINGS AND ORDINARY MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to Extraordinary General Meetings and an Ordinary General Meeting to be held on April 25, 2011 in the auditorium at the Company’s registered offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo for the purpose of:

I – In an Extraordinary General Meeting to be held at 3:00 p.m.

To examine a proposal from the Board of Directors for amending and consolidating the Stock Option Plan (“Plan”) to, among other changes, amend the rule applicable to options in the event of termination of the beneficiary’s work contract with the Itaú Unibanco Conglomerate.  The complete list of amendments proposed as well as their justification, shall be contained in the “Meeting’s Manual” available as of this date.

II – In an Ordinary General Meeting to be held at 3:20 p.m.

1.
To take cognizance of the Management Discussion and Analysis, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for resolution, the Account Statements for the fiscal year ending December 31, 2010;

2.	To deliberate on the appropriation of net income for the fiscal year;
3.
To elect members of the Board of Directors and Fiscal Council for the next annual term of office; in the light of the determination in CVM instructions 165/91 and 282/98, it is hereby recorded that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting capital; and

4.
To deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the members of the Fiscal Council.

III – In an Extraordinary General Meeting at 3:40 p.m.

To examine the proposal of the Board of Directors on:

CONVENING NOTICE TO THE EXTRAORDINARY GENERAL MEETINGS AND ORDINARY MEETING OF APRIL 25, 2011
OF ITAÚ UNIBANCO HOLDING S.A.	Page 2

1.	Reverse stock split and simultaneous stock split of the shares representing the capital stock, according to the following stages:
a.
cancellation of 75 common shares and 44 preferred shares, all book entry, issued by the company and held as treasury stock, without any reduction in the capital stock, with a consequent amendment in wording of the caption sentence of Article 3 of the Bylaws;

b.
the reverse split of 4,570,936,100 book entry shares, with no par value, representing the subscribed capital stock in the proportion of 100 (one hundred) shares for 1 (one) share of the respective type, resulting in 45,709,361 book entry shares, being 22,892,864 ordinary and 22,816,497 preferred;

c.
Sequentially and simultaneously to the reverse stock split, the stock split of 45,709,361 book entry shares with no par value, the result of the reverse stock split, in 4,570,936,100 book entry shares, with no par value, being 2.289,286,400 common shares and 2,281,649,700 preferred shares, with no alteration in the monetary expression of the capital stock.

Powers shall be delegated to the Company’s Executive Board for implementation of the necessary acts for effecting the reverse stock split and subsequent stock split of the Company’s shares, pursuant to procedures established in the Meeting’s Manual to be disclosed as of this date.
2.	Amendment to the Bylaws for authorizing any member of management of the Company to chair the General Meeting with consequent amendments to Articles 4 (4.1) and 9 (9.3) of the Bylaws.
3.	Consolidation of the Bylaws with the aforementioned amendments.

The documents to be examined in the meetings are at the disposal of Stockholders in the Company’s Investor Relations website (www.itau-unibanco.com.br/ri), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).  Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the general meetings bearing their identity document.

The Stockholders may be represented in meetings by an attorney-in-fact pursuant to Article 126 of Law No. 6,404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of his/her power of attorney (for documents produced overseas, the respective consularized and sworn translation):

a)
Corporate Entities: authenticated copy of the articles of association/bylaws of the represented corporate entity, proof of election of the members of management and the corresponding power of attorney with signature notarized by a notary’s office;

b)	Natural Persons: the corresponding power of attorney with signature notarized by a public notary’s office.

CONVENING NOTICE TO THE EXTRAORDINARY GENERAL MEETINGS AND ORDINARY MEETING OF APRIL 25, 2011
OF ITAÚ UNIBANCO HOLDING S.A.	Page 3

In order to facilitate the work of the general meetings, the Company suggests that the Stockholders represented by attorneys-in-fact send a copy of the documents listed above at least 48 hours prior to the meetings by mail or by messenger to:

Itaú Unibanco - Superintendência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, in São Paulo (SP) - CEP 04344-902

or to fax  number (011) 5019-8103, or to e-mail relacoes.investidores@itau-unibanco.com.br.

With a view to organizing the admission of stockholders to the Meetings we would inform that entry to the Company’s head office will be permitted from 2:00 p.m. onwards.

São Paulo (SP), March 31, 2011.
BOARD OF DIRECTORS

PEDRO MOREIRA SALLES
Chairman

ALFREDO EGYDIO SETUBAL Investor Relations Officer